Exhibit 2.5

State of Delaware

Secretary of State

Division of Corporations

Delivered 11:00 A< 02052010

FILED 11:00 am 02/05/2010

SRV 100113462 - 4321193 FILE

CERTIFICATE OF DESIGNATION OF SERIES

AND DETERMINATION OF RIGHTS AND PREFERENCES

OF

PREFERRED STOCK, SERIES B

OF

PURESPECTRUM, INC.

The undersigned does certify that:

The Certificate of Incorporation of PureSpectrum, Inc. (the "Company") provides:

1.	the Company is authorized to issue Fifty Million (50,000,000) shares of preferred stock, par value $.0001, none of which have previously been issued, and
2.	the Board of Directors of the Company is authorized, lo fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting Series and the designation thereof, of any of them.

The Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities. rights, unpaid compensation or other property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to the Series B Preferred Stock as follows:

Section 1. Designation. Amount and Par Value. The series of preferred stock shall be designated as the Company’s Series B Preferred Stock and the number of shares so designated shall be up to Three Million (3,000,000) which shall not be subject to increase without the consent of the Holder(s) of the Series B Preferred Stock (the "Holder(s)"). Each share of Series B Preferred Stock shall have a par value of $.0001 per share.

Section 2. Dividends. No dividends shall be payable with respect to the Series B Preferred Stock.

Section 3. Voting Rights. Each share of Series B Preferred Stock shall hold the equivalent vole of Five Hundred (500) shares of Common Stock and may vote on any action requiring any class of shares to vote.

Section 5. Restrictions. The rights of Series B Preferred Stock are not transferable except when foreclosed upon as collateral for a loan to the Company. Upon a foreclosure action, the duration of the Series B Preferred will be capped at Six (6) Months from the date of receipt by the. subsequent Holder. No extensions are available to subsequent Holders who own the Series B Preferred Stock as a result of a foreclosure. Any sale of Series B Preferred Stock will result in an automatic conversion at a rate of One (1) share of Series B Preferred Stock equaling One (1) share of Common Stock.

Section 6. Liquidation. Dissolution or Winding Up.

(a) In the event of any liquidation or winding up of the Company, the Holder of the Series B Preferred Stock shall be issued Two (2) shares of Common Stock for every share of Series B Preferred Stock.

(b) A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

Section 7. Poison Pill. In the event that Two (2) or more shareholders who combined own more than Twenty Percent (20%) of the outstanding Common Stock enter into an agreement, arrangement or understanding (not including solicitation of revocable proxies) for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company, then the holders of the Series B Preferred Stock as a class shall be issued One and Twenty Five Hundredths of One (1.25) shares of Common Stock for every share of Common Stock outstanding.

Section 8. Amendment. This Certificate of Designation constitutes an agreement between the Company and the Holder(s) of the Series B Preferred Stock. It may only be amended by vote of the Board of Directors of the Company and the holders of a majority of the outstanding shares of Series B Preferred Stock.

Section 9. Designations of Other Classes of Stock. If at any time the Board of Directors authorizes, designates or otherwise determines or amends the rights and·preferences of any class of stock to alter the voting structure of the Company, either in whole, or in part., or to effect the vote of any one, several, or all classes of stock, holders of Series B Preferred will be issued additional shares of Series B Preferred or Common Stock to maintain the current voting power of the holder. Regardless of any future designation, the Series B Preferred Stock will maintain a majority voting position of at least Fifty-Five Percent (55%). The voting power of the Series B Preferred cannot be decreased. Under no circumstances shall the voting rights of any other class of stock have the ability to outvote the entire block of issued Series B Preferred Shares voting as a class.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer and attested to by a Director this 29th of October: 2010.

Director:

By: /s/ Gregory Clements

Gregory Clements, CEO and Director